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                               March 20, 2023

       Matthew Reid
       Chief Executive Officer
       APPlife Digital Solutions Inc.
       50 California St, #1500
       San Francisco, CA 94111

                                                        Re: APPlife Digital
Solutions Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 6, 2023
                                                            File No. 333-269389

       Dear Matthew Reid:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Description of Business
       Product, page 20

   1. We note your response to prior comment 2 and reissue it, in part. Please highlight the risk that you may be liable
for any cybersecurity breach resulting in the loss of customer assets.
   2. We note your response to prior comment 3. Please include the information provided in your response letter in
your filing. For example, disclose that you expect users to store their important
documents and certificates in files and that your interface will be tailored to cater to file
storage.
 Matthew Reid
APPlife Digital Solutions Inc.
March 20, 2023
Page 2
General

3. We note your response to prior comment 4. Please include the information provided in your response letter in your filing. For example, disclose that, while Matt Reid is your only employee, you manage multiple independent contractor teams to operate your U.S.
       based business and that 100% of your revenue comes from servicing U.S. customers.
        Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Reid
                                                            Division of
Corporation Finance
Comapany NameAPPlife Digital Solutions Inc.
                                                            Office of
Technology
March 20, 2023 Page 2
cc:       Chase Chandler
FirstName LastName